Exhibit 99.1

Cheer Holding Announces Results of 2024 Annual General Meeting

BEIJING, Aug. 29, 2024 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer” or the “Company”),  a leading provider of advanced mobile internet infrastructure and platform services, today announced the results of its 2024 Annual General Meeting, which was held on August 28, 2024, in Beijing, China.

At the 2024 Annual General Meeting, the Company’s shareholders:

(1)	re-elected Messrs. Yong Li and Bing Zhang as Class II directors of the Company to serve until the 2027 Annual General Meeting of the Company and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

(2)	approved a proposal, as a special resolution, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution should be implemented, that:

(a)	The authorized share capital of the Company be increased as follows:

FROM: US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

TO: US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

BY: the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company; and

(b)	the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company.

(3)	approved a proposal, as an ordinary resolution, subject to the approval and implementation of Proposal No. 2, Mr. Bing Zhang, the Chairman, Director, Chief Executive Officer and Chief Financial Officer of the Company be allotted and issued all 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share. Such payment may be made in Renminbi.

(4)	approved a proposal, as an ordinary resolution, that the Cheer Holding, Inc. 2024 Equity Incentive Plan be approved and adopted in all respects.

(5)	ratified the appointment of Assentsure PAC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2024.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as AI-powered content creation platform CHEERS Telepathy, CHEERS Lifestyle, CHEERS e-Mall, Yaoshi TTX, CheerReal, CHEERS Open Data Platform, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Polaris Intelligent Cloud, Digital Innovation Research Institute, AI-animated short drama series, CHEERS video matrix, IP short video matrix, variety show series, CHEERS Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)